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                     TENDER OFFER FOR CLASSIC VACATION GROUP

                     EXTENDED TO PERMIT EXPEDIA TRANSACTION




        New York, New York - January 23, 2002. Three Cities Research, Inc. announced that the pending tender offer by CVG Acquisition Corporation for shares of Classic Vacation Group, Inc. ("AMEX:CLV") has been extended until 5:00 p.m., New York City time, on Friday, February 15, 2002, in order to permit completion of a purchase by Expedia, Inc. of Classic Vacation Group notes held by two entities principally owned by a Three Cities fund. The tender offer will be withdrawn when the note purchase takes place.


        CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by Three Cities Fund III, L.P. and 20% owned by Thayer Equity Investors III, L.P. In its tender offer, CVG Acquisition Corporation offered to purchase all the Classic Vacation Group shares which Three Cities or Thayer did not already own for $0.15 per share. The tender offer, as previously extended, was scheduled to expire at 5:00 p.m., New York City time, on January 25.


        Classic Vacation Group today announced its agreement to sell its principal subsidiary to Expedia, Inc., to be followed by liquidation of Classic Vacation Group. In connection with that transaction, Expedia will acquire Classic Vacation Group notes from CVG Investment LLC and another entity owned by Three Cities Fund III in exchange for Expedia shares with a value equal to the principal and accrued interest with regard to those notes. The agreements contemplate that the Expedia shares will be sold shortly after they are received. When that occurs, Three Cities will pay Classic Vacation Group's public shareholders $0.15 per share, and Thayer will pay the Classic Vacation Group public shareholders $0.11 per share, without requiring the public shareholders to tender or otherwise dispose of their shares. The public shareholders will also receive whatever per share amount is distributed by Classic Vacation Group when it is liquidated.


        A spokesman for Three Cities Research said, "As part of the transaction, Expedia will purchase Classic Vacation Group debt from entities principally owned by one of our funds for the full principal and accrued interest with regard to that debt, which will total approximately $47 million. When that happens, one of those entities will be withdrawing a $0.15 per share tender offer for Classic Vacation Group shares. In order to be sure the public shareholders of Classic Vacation Group will not be hurt by the withdrawal of that tender offer, when our fund receives
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payment for the debt, it will pay $0.15 per share to the public shareholders of
Classic Vacation Group, without requiring them to tender or otherwise dispose of their shares.


        "The public shareholders of Classic Vacation Group will also be receiving $0.11 per share from Thayer Equity Investors, III, out of a payment we had agreed to make to Thayer if the tender offer were withdrawn to accommodate another transaction. In addition, they will receive their share of whatever is available for distribution upon liquidation of Classic Vacation Group after it sells Classic Custom Vacations to Expedia. Therefore, the public shareholders will receive substantially more as a result of the Expedia transaction than they would have received if the Three Cities tender offer were completed."


        At the close of business on January 22, 2002, 1,313,551 shares had been tendered in response to the tender offer.